NR09-09	March 12, 2009

Steve Aaker Joins the Board of Directors of
International Tower Hill Mines Ltd.

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or “the Company”) - (TSXV: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce that Steve K. Aaker, Chief of U.S. Operations, Franco-Nevada Corporation, has joined the Company’s Board of Directors, effective March 12, 2009.  Over his long and distinguished career Mr. Aaker has been involved in numerous strategic business transactions and royalty acquisitions as well as merger and acquisitions reviews.

Mr. Aaker has more than 30 years’ experience in the mining industry, including 18 years association with the Franco-Nevada royalty portfolio, and served as Group Executive for Newmont Capital Limited from 2002 to 2007.  Prior to the acquisition of Franco-Nevada Mining Corporation Limited (Old Franco-Nevada) by Newmont Mining Corporation in 2002, Mr. Aaker served as Vice President for Old Franco-Nevada, Euro-Nevada Mining Corp. Ltd. and Redstone Resources Inc., based in Reno, Nevada.  Mr. Aaker has been associated with the majority of the U.S. acquisitions made by those companies.  Prior to joining Old Franco-Nevada, Mr. Aaker was an independent geological consultant.  Mr. Aaker holds a Bachelor’s degree in geology from the University of Colorado.

“We are very fortunate to have an individual of Steve’s calibre join our team at this critical time in the Company’s growth curve” stated Jeff Pontius, President and CEO.  “Steve’s experience in strategic business transactions, as well his extensive knowledge of the industry and its key players, will be invaluable for ITH as we move to our next step of maximizing shareholder value”.

Grant of Incentive Stock Options

The Company also announces that, pursuant to its 2006 Incentive Stock Option Plan, it has granted incentive stock options to directors, officers, employees and consultants of the Company and its affiliates to purchase up to an aggregate of 885,000 common shares in the capital stock of the Company.  The options are exercisable on or before March 12, 2011 at a price of CAD 2.66 per share.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to the advanced multimillion ounce gold discovery at Livengood.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its key holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release, which has been prepared by management.